City of Buenos Aires, December 23, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event - New CFO

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that our Board of Directors, in its meeting held today, decided to replace Mr. Nicolás Mindlin as Chief Financial Officer (CFO) of the Company with Mr. Adolfo Zuberbuhler.

Notwithstanding its replacement as CFO, Mr. Nicolás Mindlin will continue to contribute and add value to the Company through the Executive Committee.

Sincerely yours,

María Agustina Montes

Head of Market Relations